Emmis Communications Corporation

One Emmis Plaza

40 Monument Circle, Suite 700

Indianapolis, Indiana 46204

Tel. (317) 266-0100

Fax (317) 631-3750

April 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3720

100 F St. NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Emmis Communications Corporation

Form 10-K for the Fiscal Year Ended February 28, 2011, Filed May 10, 2011, and

Form 10-Q for the Nine-Months Ended November 30, 2011, Filed January 12, 2012

File No. 000-23264

Dear Mr. Spirgel:

I am writing in response to the comments of the Staff contained in the Staff’s letter to Jeffrey H. Smulyan, Chief Executive Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated February 17, 2012 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q and, in particular, as a follow-up to the conversations with members of the Staff via teleconference on March 14, 2012, March 16, 2012, April 4, 2012 and April 6, 2012.

With respect to our response to Comment #3 of the Staff’s letter dated February 17, 2012, the Staff verbally requested that we respond to the following additional comments:

•

Are the accumulated unpaid preferred stock dividends a liability of Emmis? In particular, please refer to Section 3.1 of Exhibit A to the Amended and Restated Articles of Incorporation of Emmis Communications Corporation.

Response to Verbal Comment #1:

Our Series A cumulative convertible preferred stock dividends accrue at a rate of 6.25% per annum and are payable quarterly in arrears “when, as and if declared by the Board of Directors out of funds legally available therefor” (Section 3.1 of Exhibit A to the Amended and Restated Articles of Incorporation of Emmis Communications Corporation). We last paid this quarterly dividend on October 15, 2008 and have neither paid nor declared any dividend thereafter. As of January 15, 2012, accumulated and unpaid dividends totaled $11.17 per share of preferred stock. Emmis is an Indiana corporation and the rights and preferences of the preferred stock must be interpreted in accordance with Indiana law. Subsequent to our telephone conversation with you on April 6, 2012, we conferred with our Indiana legal counsel who, after reviewing Section 3.1 of Exhibit A (as well as the other terms and conditions of our Articles of Incorporation) and the relevant provisions of Indiana law, confirmed to us that the holders of our preferred stock are not entitled to any accumulated and unpaid dividends unless and until: (i) Emmis’ Board of Directors declares the dividends, and (ii) there are funds legally available to pay the dividends. We have been advised by our Indiana legal counsel that Indiana courts have long held that a preferred shareholder is not a creditor of the corporation with respect to undeclared dividends and the specific terms of Section 3.1 of Exhibit A to our Amended and Restated Articles of Incorporation do not make undeclared dividends on our preferred stock present obligations of Emmis. Thus, the undeclared preferred stock dividends in arrears do not represent a liability.

According to Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements; paragraph 35, liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events [Emphasis added]. As discussed above, the Company’s Indiana legal counsel, after reviewing the terms and conditions of our Articles of Incorporation and the relevant provisions of Indiana law, concluded that undeclared dividends are not a legal obligation of the Company. Undeclared dividends accumulate and compound, but do not represent a liability of Emmis. The holder would only receive these dividends in the event of liquidation, if funds are available. We expressly inquired whether any of the language in Section 3.1 could be construed to create a liability with respect to undeclared dividends in arrears and counsel confirmed that was not the case.

Since holders of our preferred stock are not entitled to dividends that have not been legally declared, we continue to believe undeclared preferred stock dividends in arrears do not represent a liability.

We have discussed this matter with our auditors, including representatives from their national office, who agree with our conclusions herein.

Additionally, per your request, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (317) 684-6535.

Sincerely,

/s/ Patrick M. Walsh
Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Chief Operating Officer